File Number 70-8943



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM U-1/A
                                 AMENDMENT NO. 2

                              DECLARATION UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                       By

                            NATIONAL FUEL GAS COMPANY
                               10 Lafayette Square
                             Buffalo, New York 14203
                          (Registered Holding Company)


                   Names and addresses of agents for service:


                    Philip C. Ackerman, Senior Vice President
                            National Fuel Gas Company
                               10 Lafayette Square
                             Buffalo, New York 14203



                               Curtis W. Lee, Esq.
                               10 Lafayette Square
                             Buffalo, New York 14203

                                                         File Number 70-8943

         Add the following to the end of Item 1.  PROPOSED TRANSACTIONS

         Pursuant to authority granted in HCAR Release No. 35-26364; 70-8649 (the "Horizon U-1"), Horizon Energy Development, Inc. ("Horizon"), an affiliate of National has committed approximately $15 million to date in a combination of development cost expenditures, loans and guarantees to facilitate the development of a 151 Megawatt power plant near Kabirwala, Pakistan (the "Kabirwala Project") which is to be constructed and owned by Fauji Kabirwala Power Company, Ltd. ("FKPCL"), a certified EWG. While Horizon has recently announced a disinclination to make an equity investment in FKPCL, an intermediate Company of National and/or Horizon owns 48.19% of the voting stock of FKPCL. The Kabirwala Project is a "qualifying facility" under Section 32 of the Act.
         Approximately $15 million committed as aforesaid is well within the $150 million Investment Limit authorized in HCAR No. 35-26364. None of the proceeds from the transactions contemplated hereunder shall be invested in an EWG or FUCO.

Item 6.  Exhibits and Financial Statements

         The following exhibits are included in this amendment:

         (a)      Exhibits

                   A-2  Bylaws of National, as amended through
                         September  19,  1996   (Incorporated  by  reference  to
                         Exhibit 3.1, Form 10-K for fiscal year ended September 30, 1994 in File No. 1-3880; Exhibit C to Exhibit A-3 hereto, File No. 70-8943.).

                   A-3   Draft of Notice of Annual  Meeting and Proxy  Statement
                         proposed  to be  used in  connection  with  the  annual
                         meeting of Shareholders
 .
                   F     Opinion of counsel.



                                   SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                                NATIONAL FUEL GAS COMPANY



                                                By: /s/Philip C. Ackerman
                                                       Philip C. Ackerman
                                                       Senior Vice President


Date:  December 16, 1996